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                                                                EXHIBIT  3.2(b)


                                  AMENDMENT TO
                                    BY-LAWS
                                       OF
                           JOHNSTON INDUSTRIES, INC.

   BE IT RESOLVED that the Bylaws of the Corporation be, and they hereby are, amended to change the principal office of the Corporation from New York, New York to Columbus, Georgia, to change the fiscal year of the Corporation for all business purposes to a variable period ending on the Saturday nearest to December 31st of each year, and to provide that the annual shareholders meeting shall be held at such time as the directors shall determine from time to time, by deleting Sections 1.2, 2.2 and 7 of the Bylaws and inserting the following in lieu thereof:

   Section 1.2. Principal Office. The principal office of the Corporation shall be at 105 Thirteenth Street, Columbus, Georgia 31901 or at such other office as the Board of Directors may from time to time designate.

   Section 2.2. Annual Meeting of Stockholders. The Annual Meeting of the Stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on the last Thursday in April of each year, if not a legal holiday, and if that day be a legal holiday, then on the next succeeding business day, at 11:00 a.m., or at such other time and date as shall be fixed from time to time by the Board of Directors, and stated in the notice of the meeting.

   Section 7. The fiscal year of the Corporation shall be a variable period ending on the Saturday nearest to December 31st of each year.